                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                        --------------------------------

                                   FORM 11-K

                        --------------------------------

(Mark One)

( X )   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
OF 1934 [NO FEE REQUIRED] for the fiscal year ended   December 31, 1997    .
                                                      ---------------------

or

(   )   TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________________.


Commission File No. 0-23832

     A. Full title and address of the plan, if different from that of the issuer named below:

                 PSS/TAYLOR MEDICAL PROFIT SHARING 401(K) PLAN
                           4345 SOUTHPOINT BOULEVARD
                          JACKSONVILLE, FLORIDA 32216
                                 (904) 332-3000

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            PSS WORLD MEDICAL, INC.
                           4345 SOUTHPOINT BOULEVARD
                          JACKSONVILLE, FLORIDA 32216
                                 (904) 332-3000

                              REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

  1. Statements of Net Assets Available for Benefits -- December 31, 1997 and December 31, 1996.

  2. Statement of Changes in Net Assets Available for Benefits, With Fund Information for the Year Ended December 31, 1997.

                              PSS/TAYLOR MEDICAL
                          PROFIT SHARING 401(K) PLAN

                      FINANCIAL STATEMENTS AND SCHEDULES
                       AS OF DECEMBER 31, 1997 AND 1996
                                 TOGETHER WITH
                               AUDITORS' REPORT

                               PSS/TAYLOR MEDICAL

                           PROFIT SHARING 401(K) PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1997 AND 1996


                               TABLE OF CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

     Statements of Net Assets Available for Benefits--December 31, 1997 and 1996

     Statement of Changes in Net Assets Available for Benefits, With Fund Information, for the Year Ended December 31, 1997

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

     Schedule I: Item 27a--Schedule of Assets Held for Investment Purposes-- December 31, 1997

     Schedule II: Item 27d--Schedule of Reportable Transactions for the Year Ended December 31, 1997

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Plan Administrator of the
PSS/Taylor Medical
Profit Sharing 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of PSS/TAYLOR MEDICAL PROFIT SHARING 401(k) PLAN as of December 31, 1997 and 1996 and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996 and the changes in its net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1, the schedules of assets held for investment purposes and reportable transactions do not disclose the historical cost of certain plan assets held by the plan custodians. Disclosure of this information is required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


/s/ Arthur Andersen LLP
-----------------------

Jacksonville, Florida
May 15, 1998

                               PSS/TAYLOR MEDICAL

                           PROFIT SHARING 401(K) PLAN


                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1997 AND 1996

                                                                          1997             1996
                                                                        ----------      ----------
INVESTMENTS, PARTICIPANT-DIRECTED:
 Guaranteed Account                                                     $        0      $  327,765
 Medium Capitalization Equity Account                                            0         155,367
 Core Equity Account                                                             0          97,391
 Balanced Account                                                                0          34,451
 Government/Corporate Bond Account                                               0             739
 American Balanced Fund                                                  1,644,851       1,350,689
 Growth Fund of America                                                    648,597         434,472
 AIM Constellation Fund                                                    549,755         387,922
 The Kaufmann Fund                                                         363,408         270,888
 PSS World Medical, Inc. common stock                                      198,069          93,058
 Alex. Brown Cash Reserve Fund                                              91,637          89,103
 Bond Fund of America                                                       75,437          37,177

RECEIVABLES:
 Accrued interest receivable                                                11,784               0
 Receivable from plan sponsor (Note 2)                                       6,031               0

PARTICIPANT LOANS                                                            3,997           5,826
                                                                        ----------      ----------
NET ASSETS AVAILABLE FOR BENEFITS                                       $3,593,566      $3,284,848
                                                                        ==========      ==========

        The accompanying notes are an integral part of these statements.

                               PSS/TAYLOR MEDICAL

                           PROFIT SHARING 401(K) PLAN


      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
                                  INFORMATION,

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                          Participant-Directed
                                                                    ----------------------------------------------------------------
                                                                                      Medium                            Government/
                                                                                  Capitalization    Core                Corporate
                                                                    Guaranteed        Equity       Equity    Balanced      Bond
                                                                      Account         Account     Account    Account      Account
                                                                    ---------     --------------  --------   --------    ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Net appreciation (depreciation) in fair value
   of investments                                                   $     730        $   2,689   $  2,603   $    384        $  (6)
 Investment income/dividends                                                0                0          0          0            0
 Loan repayments                                                            0                0          0          0            0
 Accrued interest receivable                                                0                0          0          0            0
 Receivable from plan sponsor (Note 2)                                      0                0          0          0            0
                                                                    ---------        ---------   --------   --------        -----
       Total additions                                                    730            2,689      2,603        384           (6)
                                                                    ---------        ---------   --------   --------        -----
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
 Benefits paid to participants                                              0                0          0          0            0
 Administrative expenses                                               (6,031)               0          0          0            0
                                                                    ---------        ---------   --------   --------        -----
       Total deductions                                                (6,031)               0          0          0            0
                                                                    ---------        ---------   --------   --------        -----
INTERFUND TRANSFERS                                                  (322,464)        (158,056)   (99,994)   (34,835)        (733)
                                                                    ---------        ---------   --------   --------        -----
NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                                    327,765          155,367     97,391     34,451          739
                                                                    ---------        ---------   --------   --------        -----
 End of year                                                        $       0        $       0   $      0   $      0        $   0
                                                                    =========        =========   ========   ========        =====

                                                                    Participant-Directed
                                                     -----------------------------------------------

                                                     American     Growth         AIM           The
                                                     Balanced     Fund of   Constellation   Kaufmann
                                                       Fund       America        Fund         Fund
                                                    ----------   --------   -------------   --------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Net appreciation (depreciation) in fair value of
   investments                                      $  101,199   $ 78,012        $ 18,599   $ 38,993
 Investment income/dividends                           187,387     70,082          45,070      1,521
 Loan repayments                                         1,829          0               0          0
 Accrued interest receivable                                 0          0               0          0
 Receivable from plan sponsor (Note 2)                       0          0               0          0
                                                    ----------   --------        --------   --------
       Total additions                                 290,415    148,094          63,669     40,514
                                                    ----------   --------        --------   --------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants                      (191,904)   (67,052)        (28,166)   (12,660)
   Administrative expenses                                   0          0               0          0
                                                    ----------   --------        --------   --------
       Total deductions                               (191,904)   (67,052)        (28,166)   (12,660)
                                                    ----------   --------        --------   --------
INTERFUND TRANSFERS                                    195,651    133,083         126,330     64,666
                                                    ----------   --------        --------   --------
NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                   1,350,689    434,472         387,922    270,888
                                                    ----------   --------        --------   --------
 End of year                                        $1,644,851   $648,597        $549,755   $363,408
                                                    ==========   ========        ========   ========

                                                               Participant-Directed
                                                       ------------------------------------
                                                                      Alex. Brown
                                                        PSS World         Cash      Bond
                                                      Medical, Inc.     Reserve    Fund of
                                                       Common Stock       Fund     America
                                                      -------------  ------------ --------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Net appreciation (depreciation) in fair value of
   investments                                           $ 55,450       $     0   $   914
 Investment income/dividends                                2,545         5,569     3,258
 Loan repayments                                                0             0         0
 Accrued interest receivable                                    0             0         0
 Receivable from plan sponsor (Note 2)                          0             0         0
                                                         --------       -------   -------
       Total additions                                     57,995         5,569     4,172
                                                         --------       -------   -------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants                          (16,665)       (1,618)        0
   Administrative expenses                                      0             0         0
                                                         --------       -------   -------
       Total deductions                                   (16,665)       (1,618)        0
                                                         --------       -------   -------
INTERFUND TRANSFERS                                        63,681        (1,417)   34,088
                                                         --------       -------   -------
NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                         93,058        89,103    37,177
                                                         --------       -------   -------
 End of year                                             $198,069       $91,637   $75,437
                                                         ========       =======   =======

                                                                                PARTICIPANT-DIRECTED
                                                                        --------------------------------------
                                                                        PARTICIPANT
                                                                           LOANS         OTHER        TOTAL
                                                                        -----------     -------     ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Net appreciation (depreciation) in fair value of investments              $     0      $     0      $  299,567
 Investment income/dividends                                                     0            0         315,432
 Loan repayments                                                            (1,829)           0               0
 Accrued interest receivable                                                     0       11,784          11,784
 Receivable from plan sponsor (Note 2)                                           0        6,031           6,031
                                                                           -------      -------      ----------
       Total additions                                                      (1,829)      17,815         632,814
                                                                           -------      -------      ----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
 Benefits paid to participants                                                   0            0        (318,065)
 Administrative expenses                                                         0            0          (6,031)
                                                                           -------      -------      ----------
       Total deductions                                                          0            0        (324,096)
                                                                           -------      -------      ----------
INTERFUND TRANSFERS                                                              0            0               0
                                                                           -------      -------      ----------
NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                                           5,826            0       3,284,848
                                                                           -------      -------      ----------
 End of year                                                               $ 3,997      $17,815      $3,593,566
                                                                           =======      =======      ==========

         The accompanying notes are an integral part of this statement.

                               PSS/TAYLOR MEDICAL

                           PROFIT SHARING 401(K) PLAN


                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1997 AND 1996

1. DESCRIPTION OF PLAN

   DESCRIPTION OF THE PLAN

   The following description of the PSS/Taylor Medical Profit Sharing 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

   GENERAL

   The Plan was adopted effective June 1, 1990 by Taylor Medical, Inc. to establish a savings and investment plan for the exclusive benefit of its employees and their beneficiaries. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

   In August 1995, Taylor Medical, Inc. merged with Physician Sales & Service, Inc. Subsequent to year-end, Physician Sales & Service, Inc. changed its name to PSS World Medical, Inc. ("PSS" or the "Company"). Contributions to the Plan were suspended for payroll periods commencing after August 20, 1995. Effective August 20, 1995, the Plan was amended to provide for fully vested account balances and the termination of the loan program. In addition, effective for the plan year commencing on June 1, 1996, the Plan's year-end changed from May 31 to December 31.

   On October 1, 1996, the Plan was amended and renamed the PSS/Taylor Medical Profit Sharing 401(k) Plan and the plan administrator was changed to PSS.

   AMENDMENT AND RESTATEMENT OF THE PSS/TAYLOR MEDICAL PROFIT SHARING 401(K)
   TRUST

   Effective March 14, 1997, the PSS/Taylor Medical Profit Sharing 401(k) Trust (the "Trust") was amended and restated. The Trust was amended to accept the resignations of David Smith and Patrick Kelly as trustees to the Plan and to appoint Northwestern Trust and Investors Advisory Company ("Northwestern") as the new trustee.

   CURRENT YEAR CHANGES

   On January 14, 1997, all investments held by Lincoln National Life Insurance Company were transferred to Alex. Brown and invested in funds with similar investment objectives. On April 1, 1997, all investments held by Alex. Brown were placed in the custody of Northwestern. In addition, on August 11, 1997, custody of investments in the Kaufmann Fund was assumed by Northwestern.

   On November 1, 1997, the record keeper of the plan changed from Coopers & Lybrand LLP to Howard Johnson & Company.

   RECORD KEEPER INFORMATION

   Disclosure of historical cost information with regard to the Plan's investments is required to be presented in the schedules of assets held for investment purposes and reportable transactions (Schedules I and II) in accordance with the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA. Due to the record-keeping systems maintained by the custodians, this information cannot be provided.

   CONTRIBUTIONS

   As of August 20, 1995, the Plan was frozen and participants became fully vested in all employer contributions. All contributions were disallowed for the time period thereafter.

   PARTICIPANT ACCOUNTS

   Individual accounts are maintained for each of the Plan's participants to reflect each participant's share of the Plan's income and each participant's contribution. Allocations are based on participant account balances, as defined in the plan document.

   INVESTMENTS

   Investments are participant-directed. A description of each investment option available at December 31, 1997 is provided below:

        AMERICAN BALANCED FUND

        This fund may consist of a portfolio invested in securities, including common stocks, preferred stocks, corporate bonds, and U.S. government securities designed to provide the conservation of capital, current income, and long-term growth of capital and income.

        GROWTH FUND OF AMERICA

        Funds are invested in a diversified portfolio consisting primarily of common stocks. Assets may also be held in securities convertible into common stock, cash or cash equivalents, straight debt securities, or nonconvertible preferred stocks. The objective of this fund is capital growth.

        AIM CONSTELLATION FUND

        This fund may consist of a portfolio invested in common stocks, with an emphasis on medium-sized and smaller emerging growth companies, and is designed to provide capital appreciation.

        THE KAUFMANN FUND

        This fund may consist of a portfolio invested in common stocks and convertible preferred stocks and convertible bonds and is designed to provide capital appreciation.

        PSS WORLD MEDICAL, INC. COMMON STOCK

        This is an account in which contributions are invested in the stock of the Company.

        ALEX. BROWN CASH RESERVE FUND

        This fund may consist of a portfolio invested in commercial paper, U.S. government or federal agency obligations, short-term corporate obligations, bank certificates of deposit, savings accounts, and comparable investments designed to provide maximum protection of capital with a conservative rate of return.

        BOND FUND OF AMERICA

        Funds are invested in marketable corporate debt securities, U.S. government securities, mortgage-related securities, other asset-backed securities, and cash or money market instruments. The object of this fund is to provide a level of current income that is consistent with the preservation of capital.

   Investment objectives are not an indication of actual performance.

   PAYMENT OF BENEFITS

   Upon retirement, death, disability, or termination of service, a participant or beneficiary may elect to receive a lump-sum distribution in an amount equal to the value of that participant's account on the date of distribution. In addition, hardship distributions are permitted if certain criteria are met.

   PARTICIPANT LOANS

   Subsequent to August 31, 1995, participants were not permitted to direct the investment of their accounts in a participant loan at any time. All loans are secured by the vested interest remaining in the participant's account. Interest rates are based on prevailing market conditions at the time of origination. Interest payments on loans are allocated to respective individual participant account balances.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF ACCOUNTING

   The financial statements of the Plan are prepared using the accrual method of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

   ADMINISTRATIVE EXPENSES

   Administrative expenses paid by the Company were approximately $11,250 for the year ended December 31, 1997. Administrative expenses paid by the Plan totaled $6,031. These expenses were withdrawal penalties for early termination of the guaranteed investment contract, which resulted from the change in custodian during the year. These fees will be repaid by the Company.

   INVESTMENT VALUATION AND INCOME RECOGNITION

   The Plan's investments, other than investments in guaranteed investment contracts and participant loans, are stated at fair value, as determined by quoted market prices. The Plan's investment contract with Lincoln National Life Insurance Company is fully benefit-responsive and is stated at contract value. Loans to participants are valued at cost, which approximates fair value. Investment income is recorded when earned. The net appreciation (depreciation) in fair value of investments includes the gain or loss on investments bought or sold during the year as well as the change in fair value.

3. TAX STATUS

   The Internal Revenue Service issued a determination letter dated September 23, 1997 stating that the Plan was designed in accordance with applicable sections of the Internal Revenue Code.

4. PLAN TERMINATION

   Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

5. RECONCILIATION TO FORM 5500

   As of December 31, 1997, the Plan had approximately $14,626 of pending distributions to participants who elected distributions from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with generally accepted accounting principles. There were no pending distributions as of December 31, 1996.

   The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 1997:

                                                                   BENEFITS                            NET ASSETS
                                                                  PAYABLE TO         BENEFITS          AVAILABLE
                                                                 PARTICIPANTS          PAID           FOR BENEFITS
                                                                 ------------        --------         ------------
Per financial statements                                           $     0           $318,065          $3,593,566
1997 amounts pending distribution to participants                   14,626             14,626             (14,626)
                                                                   -------           --------          ----------
Per Form 5500                                                      $14,626           $332,691          $3,578,940
                                                                   =======           ========          ==========

                                                                     SCHEDULE I

                              PSS/TAYLOR MEDICAL

                          PROFIT SHARING 401(K) PLAN


           ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1997

                                                                                        CURRENT
 IDENTITY OF PARTY INVOLVED       DESCRIPTION OF INVESTMENT                 COST         VALUE
 --------------------------       -------------------------                 ----       ----------
 AMERICAN FUNDS GROUP             AMERICAN BALANCED FUND                                $1,644,851

 AMERICAN FUNDS GROUP             GROWTH FUND OF AMERICA                     (a)           648,597

 AIM GROUP                        AIM CONSTELLATION FUND                     (a)           549,755

*THE KAUFMANN FUND                THE KAUFMANN FUND                          (a)           363,408

*PSS WORLD MEDICAL, INC.          PSS WORLD MEDICAL, INC. COMMON STOCK       (a)           198,069

*ALEX. BROWN                      ALEX. BROWN CASH RESERVE FUND              (a)            91,637

 AMERICAN FUNDS GROUP             BOND FUND OF AMERICA                       (a)            75,437

*VARIOUS PLAN PARTICIPANTS        LOANS, INTEREST RATE OF 12%               3,997            3,997
                                                                                        ----------
     Total investments                                                                  $3,575,751
                                                                                        ==========

                       *Represents a party in interest.

                    (a) Historical cost information has been requested from the custodians; however, due to their record-keeping systems, cost information cannot be made available.

         The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE II

                              PSS/TAYLOR MEDICAL

                          PROFIT SHARING 401(K) PLAN


               ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS (A)

                     FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                                           COST       NET
                                                                                PURCHASE     SELLING        OF        GAIN
IDENTITY OF PARTY INVOLVED       DESCRIPTION OF INVESTMENT                        PRICE       PRICE       ASSETS     (LOSS)
--------------------------       -------------------------                      --------     -------      -------    ------
 AMERICAN FUNDS GROUP            Growth Fund of America                         $221,309    $ 67,052        (b)        (b)

*ALEX. BROWN                     Alex. Brown Cash Reserve Fund                   616,081     616,081      616,081       $0

 AMERICAN FUNDS GROUP            American Balanced Fund (single transaction)     220,040         N/A          N/A       N/A

 AMERICAN FUNDS GROUP            American Balanced Fund                          202,096     191,904        (b)        (b)

 AIM GROUP                       AIM Constellation Fund                          171,166      28,166        (b)        (b)

*LINCOLN NATIONAL LIFE INS. CO.  Guaranteed Account                                  196     327,961        (b)        (b)

                       *Represents a party in interest.

                       (a) Represents transactions or a series of transactions
                           in securities of the same issue in excess of 5% of the Plan's market value as of January 1, 1997.

                       (b) Historical cost information has been requested from
                           the custodians; however, due to their record-keeping systems, cost information cannot be made available.

         The accompanying notes are an integral part of this schedule.

                                   SIGNATURES


PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SEATTLE, STATE OF WASHINGTON, ON JUNE 26, 1998.

                             PSS/TAYLOR MEDICAL PROFIT SHARING
                             401(K) PLAN


                             BY:   NORTHWESTERN TRUST AND INVESTORS
                                   ADVISORY COMPANY, AS TRUSTEE

                                      By: /s/ Gerry Kelley
                                          -------------------------

                                   Title: Vice President and Senior
                                          Trust Officer
                                          -------------------------